Cadbury plc (the “Company”)
Announcement of transactions in ordinary shares of 10p each by a Director and a Person Discharging
Managerial Responsibility (“PDMR”)

The Company was notified on 8 February 2010 that, on 8 February 2010, Todd Stitzer (a Director) acquired 1,363,520 ordinary shares in the capital of the Company under the Company’s Executive Share Option Scheme at an aggregate price of £5.03 per share. All shares were disposed of on the same day at an aggregate price of £8.41 per share.

Following this transaction, Todd Stitzer has an interest in 790,863 shares in the capital of the Company. He also has a conditional interest in a further 1,505,107 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan.

The Company was notified on 8 February 2010 that, on 5 February 2010, Ignasi Ricou (a PDMR) acquired 27,828 ordinary shares in the capital of the Company under the Company’s Executive Share Option Scheme at a price of £5.85 per share. All shares were disposed of on the same day at a price of £8.31 per share.

This announcement is made following notifications under Disclosure and Transparency Rule 3.1.4.

The transactions were carried out in London.

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

9 February 2010